SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Final Amendment)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

PDL BIOPHARMA, INC.
(Name of Subject Company (issuer))

PDL BIOPHARMA, INC.
(Name of Filing Persons (issuer))

2.75% Convertible Senior Notes due 2021
(Title of Class of Securities)

69329Y AG9
(CUSIP Number of Class of Securities)

Christopher L. Stone
Vice President, General Counsel and Secretary
59 Damonte Ranch Parkway, Suite B-375
Reno, Nevada, 89521
(775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Karen E. Bertero
James J. Moloney
Gibson, Dunn & Crutcher LLP
333 South Grand Ave.
Los Angeles, CA 90071
Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$407,351.25	$44.44

*    Estimated solely for purposes of calculating the filing fee. The repurchase price of the 2.75% Convertible Senior Notes due 2021 (the “Notes”), as described herein, is calculated as the sum of (a) $405,000.00, representing 100% of the principal amount of the Notes outstanding as of January 14, 2021, plus (b) $2,351.25, representing accrued but unpaid interest on the Notes up to, but excluding, February 17, 2021.

**    The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2021 equals $109.10 per $1,000,000 of the aggregate value of the transaction.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.44	Filing Party: PDL BioPharma, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: January 15, 2021

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s)
relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2021 (the “Schedule TO”), and relates to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on February 17, 2021 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount, plus accrued and unpaid interest thereon, if any, up to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated January 15, 2021 (the “Notice”), the Indenture and the Notes.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The Schedule TO, and all the information set forth in the Notice, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Notice that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Notice.

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements Item 4 of this Schedule TO as follows:

“The Fundamental Change Repurchase Right expired at 5:00 p.m. Eastern Time on February 16, 2021. $142,000 in Notes were validly surrendered for purchase, and not validly withdrawn, pursuant to the Notice. The Company has received conversion notices with respect to $50,000 in Notes.”

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)
Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated January 15, 2021, to Holders of 2.75% Convertible Senior Notes due 2021 (incorporated by reference the Schedule TO filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on January 15, 2021) **

(b)	None

(c)	None

(d)(1)
Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed November 28, 2016) **

(d)(2)
First Supplemental Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016) **

(d)(3)	Form of 2.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016) **

(g)	None

(h)	None

** Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
February 19, 2021

PDL BIOPHARMA, INC.

By:	/s/ Dominique Monnet
Name:	Dominique Monnet
Title:	President and Chief Executive Officer